Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, ON, M5R 2G3 Canada

VIA EDGAR

May 11, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation Inc.

Request for Acceleration of Registration Statement on Form F-3

SEC File No. 333-123533

Ladies and Gentlemen:

We hereby request acceleration of the effectiveness of our Registration Statement on Form F-3, as amended, SEC File No. 333-123533, to 3:30 p.m. Eastern Time on Friday, May 13, 2005, or as soon as practicable thereafter.

Very truly yours,

BONTAN CORPORATION INC.

By: /s/ Kam Shah___________________

       Kam Shah

      Chief Executive Officer